UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MARITRANS INC.
 (Name of Issuer)

COMMON
(Title of Class of Securities)

570363101
(CUSIP Number)

Check the following box if a fee is being paid with this
statement     . (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover
Page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 570363101
PAGE 2 OF 2

1. NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON
Kahn Brothers & Co., Inc.  13-2948997

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
						(b) X

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION
555 Madison Avenue, 22nd Floor
New York, NY  10022

5. SOLE VOTING POWER
-0-

6. SHARED VOTING POWER
-0-

7. SOLE DISPOSITIVE POWER
-0-

8. SHARED DISPOSITIVE POWER
835,308

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON:
835,308

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUN IN ROW (9)
7.06%

12. TYPE OF REPORTING PERSON*
IA